NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07072767

July 31, 2007

P.E 6-8-07

Mark R. Ziebell
Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/31/2007

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 8, 2007

Dear Mr. Ziebell:

This is in response to your letter dated June 8, 2007 concerning the shareholder proposal submitted to Peregrine by Susan C. Smith. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

Snell & Wilmer
L.L.P.
LAW OFFICES

600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689
714.427.7000
714.427.7799 (Fax)
www.swlaw.com

RECEIVED
2007 JUN 11 AM 11:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

June 8, 2007

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) – Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 7, 2007, Peregrine received a stockholder proposal (the ***"Proposal"***) and supporting statement from Ms. Susan C. Smith (***"Ms. Smith"***) for inclusion in the proxy statement (the ***"2007 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2007 Annual Meeting of Stockholders.

We hereby request that the Staff of the Division of Corporation Finance (the ***"Staff" or "Division"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Peregrine excludes the Proposal from its proxy materials.

Peregrine's 2007 Annual Meeting of Stockholders is tentatively scheduled for October 22, 2007. Peregrine currently intends to file its definitive 2007 Proxy Statement with the Commission on or about August 28, 2007. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Ms. Smith informing her of Peregrine's intention to omit the Proposal from its 2007 Proxy Statement.

The Proposal

Ms. Smith, a stockholder of the Company, has submitted for inclusion in the 2007 Proxy Statement a proposal that, in substance, would require the Company's board of directors appoint a committee of independent directors to evaluate the strategic direction of the Company and the performance of its management team. Ms. Smith's letter to Paul J. Lytle dated May 5, 2007, is attached hereto as **Exhibit A**. Included in the correspondence set forth in Exhibit A are the attachments to Ms. Smith's letter, including the Proposal and a letter dated April 10, 2007 from Morgan Stanley to Ms. Smith verifying that she owns (and has owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

Ms. Smith's Proposal reads as follows:

"Resolved, that the shareholder recommend and request that:

1. The Board of Directors of Peregrine Pharmaceutical. (the "Company") promptly appoint a committee (the "Shareholder Value Committee") comprised exclusively of independent directors to evaluate the strategic direction of the Company and the performance of the management team;

2. The Shareholder Value Committee, among its duties, shall study strategic alternatives for the Company, including:

- A sale or buyout of the Company in part or whole
- Opportunities to expedite and fund clinical trials of the Company's developmental drug candidates without further dilution of Shareholder equity
- The sale, partnership, or licensing (globally and/or regionally) of the Company's existing therapeutic and diagnostic compounds
- A re-composition of the executive team;

3. The Shareholder Value Committee shall completely document their findings and release them to the shareholders no later than 90 days after the Company's 2007 Annual Meeting. The complete final report will be made available on the Company's public website through the Company's 2008 Shareholder meeting. This report should include (but not be limited to) the following:

- A current independent appraisal of all corporate assets valued at more than $1,000,000, listed in meaningful and purchasable units, in whole and in part, with the appraised value of each asset. Purchasable asset units, for example, would include the Company as a whole, Avid, the entire TNT Platform, Cotara globally, Cotara regionally etc.

- Detailed strategic alternatives to enhance Shareholder value in the near term, including the sale, license, partnership, etc., of corporate assets. Such strategies should also identify which assets may be best "sacrificed" today in order to fund the development of potentially more lucrative future technologies so that the development of these assets would not further dilute Shareholder equity.
- An unbiased evaluation of our current technology research and development strategies, including the Company's relationships with various researchers and institutions and recommendations, if any, to further enhance and expedite the development of the Company's assets.
- An unbiased evaluation of the performance of the Company's management team, including strengths, weaknesses and recommendations, if any, to enhance the management team or Corporation, in order to improve the chances of this Company achieving its full potential and provide Shareholders the value and return on investment which they deserve.

4. In carrying out its evaluation, the Shareholder Value Committee shall avail itself of independent legal, investment banking and such other third Party advisers, each with no connection to current management, as the Shareholder Value Committee shall determine its sole discretion;

5. At least one member of the Shareholder Value Committee shall be a director (if any) who was newly elected at the Company's 2007 Annual Meeting of Shareholders."

Reasons for Omission

The Proposal calls for the Company's board of directors to establish a Shareholder Value Committee (the "Committee") to evaluate the strategic direction of the Company and the performance of the management team. In particular, the Proposal contemplates that the Committee would study strategic alternatives for the Company including a sale of all or part of the Company, opportunities to expedite and fund clinical trials without diluting shareholder equity, the sale, partnership or licensing of existing technologies, and changes to the management team. In addition, the Proposal requires the preparation of a detailed written report to be made available on the Company's website.

As discussed in greater detail below, the Company intends to omit the Proposal from its 2007 Proxy Statement because the Proposal relates to the conduct of the ordinary business operations of the Company and, therefore, may be omitted pursuant to Rule 14a-8(i)(7).

A. Peregrine May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Concerns the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) of the Exchange Act allows a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has provided the following guidance with respect to the purpose and application of Rule 14a-8(i)(7):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting... Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

Release No. 34-40018 (May 21, 1998). The ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (Nov. 22, 1976); *see also* Release No. 34-40018 (May 21, 1998). The exclusion recognizes that management has special expertise and is more qualified than shareholders to make most business decisions. For these reasons, the ordinary business exclusion seeks to preserve the board's delegation to management of the power over day-to-day matters and recognizes that under most states' laws (including the laws of the State of Delaware under which the Company is incorporated) the opportunity for shareholder participation in corporate decision making is generally limited to extraordinary corporate transactions.

Accordingly, under current Staff application of the rule, a shareholder proposal may be excluded if it involves business matters that are non-extraordinary and the proposal does not implicate any significant social policy issues or other considerations. The Proposal requests that the Board "promptly appoint a committee (the "Shareholder Value Committee")" to "evaluate the strategic direction of the Company and the performance of the management team." The Proposal further states that the "strategic alternatives" shall include a sale of the Company, opportunities to expedite the funding of clinical trials, the sale, partnership or licensing of existing technologies, and the reconstitution of the Company's management team. Thus, the text of the Proposal covers both ordinary business matters as well as extraordinary corporate transactions. Within the scope of the Proposal, the Committee could recommend any number of strategic steps to take short of an extraordinary corporate transaction.

Moreover, the breadth of the Proposal's mandate intrudes upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. Pursuant to Section 141(a) of the DGCL, "the business and affairs of every corporation organized under the DGCL shall be managed by or under the direction of a board of directors, except as may be otherwise provided in the DGCL or in its certificate of incorporation." The Company's Certificate of Incorporation does not contain any limitations on the Board's authority to so manage the Company and instead provides in Section 1 of Article 5 that "The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors . . ."

It is precisely the role of the Board of Directors of the Company to oversee the management and operation of the Company in ordinary business areas, including the area of operating performance. The Board could take a number of actions to maximize stockholder value short of a sale of the Company or other extraordinary corporate transaction. For example, to improve operating performance the Board of Directors could reduce discretionary spending (including the number of clinical trials or pre-clinical trials), minimize corporate overhead, restructure management, develop initiatives that could generate new earnings or undertake other performance-improvement initiatives. None of these alternatives would require a stockholder vote under the DGCL or involve any extraordinary corporate transaction, and all would impact the Company's operating performance and thereby potentially increase stockholder value. In addition, determining which, if any, of these actions would be the optimal strategy for improving operating performance and stockholder value would require an intimate knowledge of the Company's business and operations. This determination is exactly the kind of complex ordinary business problem that management and boards of directors are better positioned to address than stockholders and that the ordinary business rule is intended to exclude from stockholder action. It is in the stockholders' interests that the Board exercise its business judgment in making decisions regarding how best to maximize operating performance, taking into account all relevant factors.

Where a proposal relates to a board of directors' selection of business policies to enhance financial performance, the Staff has repeatedly taken the position that such proposals relate to ordinary business operations and are excludable under Rule 14a-8(i)(7). According to the Staff, "the determination of whether, and what, steps should be taken to enhance the financial performance of the company; including the sale of corporate assets" is a matter relating to the conduct of the company's ordinary business operations. *Ohio Edison Co.* (Feb. 3, 1989); *see also SunSource Inc.* (Mar. 31, 2000) (permitting exclusion of a proposal requesting the creation of a special committee with the specific goal of maximizing stockholder value as relating to ordinary business matters); *Tremont Corp.* (Feb. 25, 1997) (permitting exclusion of a proposal requesting that the board instruct management to prepare a plan to narrow the gap between the value of the company's shares and the value of its underlying assets as relating to the conduct of the company's ordinary business operations); *Novametrix Medical Systems, Inc.* (June 12, 1996) (permitting exclusion of a proposal requesting the board to take the steps to initiate a program to maximize stockholder value as relating to ordinary business matters); *Integrated Circuits Inc.* (Dec. 27, 1988) (permitting exclusion of a proposal relating to the engagement of an investment banker to make recommendations to maximize stockholder value as relating to the implementation of the Company's strategies, an ordinary business matter). In issuing no-action letters in the foregoing cases, the Staff implicitly recognized that maximizing stockholder value implicates a myriad of ordinary business operations. For instance, the salaries and incentives paid to a company's employees, the size of its workforce, the training of its salespeople, its product pricing, the size and duration of promotional campaigns, the details of its financing, and other such considerations all affect the Company's costs, expenses, profitability and prospects, which in turn affect the Company's stock price.

In addition, when a shareholder proposal appears to relate in part to non-extraordinary matters that constitute part of the company's ordinary business operations -- even though, in some cases, the proposals suggest both ordinary and extraordinary courses of action -- the Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7). In numerous cases, the Staff has permitted exclusion of proposals that sought to have the board of directors appoint a special committee or retain the services of an independent third party for the general purpose of exploring ways to enhance stockholder value, including the sale of the company or other extraordinary transaction, finding that such proposals relate to both extraordinary and non-extraordinary matters. *See, e.g., First Charter Corp.* (Jan. 18, 2005); *Medallion Financial Corp.* (May 11, 2004); *BKF Capital Group, Inc.* (Feb. 27, 2004); *Telular Corp.* (Dec. 5, 2003); *Archon Corp.* (Mar. 10, 2003); *Lancer Corp.* (Mar. 13, 2002); *E*Trade Group, Inc.* (Oct. 31, 2000); *NACCO Industries Inc.* (Mar. 29, 2000); *Sears, Roebuck & Co.* (Feb. 7, 2000). In each of these cases, the consideration of alternatives to enhance or maximize stockholder value was found to involve ordinary business concerns that are incident to a board's managerial powers and such proposals were, therefore, excludable even though they also included the consideration of an extraordinary transaction. In this case, ordinary business concerns are central to the Proposal.

The Proposal does not focus only on extraordinary corporate transactions such as a spin-off, sale of all or substantially all assets, merger or liquidation. Instead, the Proposal expressly presents non-extraordinary matters such as exploring ways to fund clinical trials that are not dilutive, partnering or licensing technologies, or changing management as alternative means to enhancing the value of the Company. Because the Proposal clearly contemplates and urges non-extraordinary corporate transactions, the Proposal relates to the Company's ordinary business operations and the Company should be permitted to omit it from its Proxy Materials pursuant to Rule 14a-8(i)(7).

Furthermore, if any portion of a proposal relates to the company's ordinary business activities, the Staff has consistently permitted companies to exclude the entire proposal from its proxy materials. In *E*Trade Group, Inc.* (Oct. 31, 2000), the Staff permitted the exclusion of a proposal to establish a "shareholder value committee" to advise the board on mechanisms for enhancing shareholder value. The Staff found that two of the four suggested mechanisms for increasing stockholder value related to ordinary business affairs. *Id.* In addition to the "merger or outright sale of the company" the proposal identified alternative mechanisms for increasing stockholder value, including "possible reductions in staff to improve earnings performance" and the "dismissal and replacement of Executive Officers (CEO, COO, CFO etc.)." *Id.* In its no-action response, the Staff specifically identified these alternative mechanisms as relating to ordinary business operations and permitted the exclusion of the entire proposal on these grounds. *Id.* As was the case in *E*Trade,* several strategic alternatives for the Committee in the instant Proposal, such as reconstituting the management team, exploring opportunities to fund clinical trials, or licensing or partnering drug candidates, likewise relate to the Company's ordinary business operations and the entire Proposal should, therefore, be excludable under Rule 14a-8(i)(7). *See also Associated Estates Realty Corp.* (Mar. 23, 2000) (permitting exclusion of a proposal relating to both officer compensation and the adoption of a business plan to increase stockholder value, which plan included the disposition of non-core businesses and assets, an ordinary business matter); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting exclusion of entire proposal where only one out of five matters in the proposal concerned the ordinary business operations of the company).

B. The Proposal infringes upon management's core function of determining the scope of disclosure on ordinary business matters and is not a proper subject for a stockholder proposal.

The Proposal also requests that the Committee document its findings and release them to the shareholders in the form of a report to be made available on the Company's public website. The Commission promulgates rules governing the appropriate disclosure by companies in order to allow stockholders and potential investors to evaluate Peregrine based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requires Peregrine to post on its website the following:

- A current independent appraisal of all corporate assets valued at more than $1,000,000, with the appraised value of each asset.
- Detailed strategic alternatives to enhance shareholder value in the near term, including the sale, license, partnership, etc., of corporate assets. Such strategies should also identify which assets may be best "sacrificed" today in order to fund the development of potentially more lucrative future technologies.
- An unbiased evaluation of our current technology research and development strategies, including the Company's relationships with various researchers and institutions.

- An unbiased evaluation of the performance of the Company's management team, including strengths and weaknesses.

Much of the specific detailed information that would be required to be disclosed is or will likely be highly confidential and sensitive, and most relates to the conduct of Peregrine's ordinary business operations. Such information would be of great importance to Peregrine's competitors, and hence, decisions as to what constitutes appropriate disclosure with respect to the foregoing items are fundamental management decisions and relate to Peregrine's ordinary course of business.

The Staff has repeatedly taken the position that a registrant's disclosure practices relating to ordinary business operations fall within the ordinary business of the registrant and that stockholder proposals addressing general corporate disclosure practices are excludable. *See Burlington Northern Santa Fe Corporation* (February 9, 1998) (omission of a proposal seeking a report on the company's guidelines regarding soft dollar contributions); *General Motors Corporation* (February 28, 1997) (omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); *WPS Resources Corp.* (January 23, 1997) (omission of a proposal requesting additional disclosure of the costs of registrant's quality program); *E.I. DuPont de Nemours and Company* (January 31, 1996) (omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations).

The Staff has reaffirmed that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *See Johnson Controls, Inc.,* (Oct. 26, 1999).

In our view, the Proposal infringes upon management's core function of determining the timing and level of disclosure of sensitive and confidential business information, the disclosure of which could adversely affect Peregrine's competitive advantage.

While the Staff has a practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal, the Staff has stated that this practice is meant "to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." Staff Legal Bulletin No. 14 (July 13, 2001). As discussed above, the Proposal focuses on ordinary business matters and any revisions to the Proposal to shift its focus away from ordinary business matters would necessarily be substantive and not minor in nature. Moreover, the Staff has specifically advised that "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." *E*Trade Group, Inc.* (Oct. 31, 2000). Accordingly, the Staff has concurred in the omission of proposals that, while in part may appear to address matters outside the scope of ordinary business, also relate to a company's ordinary business operations.

For the reasons stated above, the Company believes that the Proposal and its supporting statement intrude upon the Board's statutory authority to manage the business and affairs of the Company under applicable law and relate to ordinary business matters. In addition, the Proposal infringes upon management's core function of determining the timing and level of disclosure of sensitive and confidential business information, the disclosure of which could adversely affect Peregrine's competitive advantage. As a consequence, the Company believes that the Proposal and its supporting statement may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7), and we respectfully request that the Staff concur with the Company's view on this basis.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding the Proposal or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:rp

Enclosures

cc: Ms. Susan Smith
103 Cedar Street
Cornwall, PA 17016

May 5, 2007

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Tustin, CA 92780

Sir,

Enclosed is my shareholder proposal. This proposal is being submitted for stock that has been held in a Morgan Stanley IRA account in my name and social security number. These holdings include 4950 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. I will continuously hold at least $2000.00 of this stock until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,



Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Morgan Stanley
Client Advisory Center
6500 New Albany Rd E
New Albany, OH 43054

April 10, 2007

Susan C. Smith
103 Cedar Street
P.O. Box 321
Cornwall, PA 17016

Dear Susan:

Please allow this letter to serve as confirmation of your ownership of 4,950 of Peregrine Pharmaceuticals Inc. common stock in your Morgan Stanley IRA # 574 186914-005 (previously #616 186914-871).

You purchased the stock in your account here 3 times:

1000 shares on 07-21-00
1800 shares on 10-30-00
2150 shares on 01-30-01

You have continuously held these shares in your account since the original purchase on July 21, 2000.

If you have any questions, you may contact the client advisory center at 888-454-0555.

Sincerely,

The Client Advisory Center

Stockholder Proposal

Formation of an Independent Board Committee

The Proposal Details

Resolved, that the shareholders recommend and request that:

1. The Board of Directors of Peregrine Pharmaceuticals. (the "Company") promptly appoint a committee (the "Shareholder Value Committee") comprised exclusively of independent directors to evaluate the strategic direction of the Company and the performance of the management team;

2. The Shareholder Value Committee, among its duties, shall study strategic alternatives for the Company, including:
   - ➢ A sale or buyout of the Company in part or whole
   - ➢ Opportunities to expedite and fund clinical trials of the Company's developmental drug candidates without further dilution of Shareholder equity
   - ➢ The sale, partnership, or licensing (globally and/or regionally) of the Company's existing therapeutic and diagnostic compounds
   - ➢ A re-composition of the executive team;

3. The Shareholder Value Committee shall completely document their findings and release them to the shareholders no later than 90 days after the Company's 2007 Annual Meeting. The complete final report will be made available on the Company's public website through the Company's 2008 Shareholder meeting. This report should include (but not be limited to) the following:
   - ➢ A current independent appraisal of all corporate assets valued at more than $1,000,000, listed in meaningful and purchasable units, in whole and in part, with the appraised value of each asset. Purchasable asset units, for example, would include the Company as a whole, Avid, the entire TNT Platform, Cotara globally, Cotara regionally, etc.
   - ➢ Detailed strategic alternatives to enhance Shareholder value in the near term, including the sale, license, partnership, etc., of corporate assets. Such strategies should also identify which assets may be best 'sacrificed' today in order to fund the development of potentially more lucrative future technologies so that the development of these assets would not further dilute Shareholder equity.

- An unbiased evaluation of our current technology research and development strategies, including the Company's relationships with various researchers and institutions and recommendations, if any, to further enhance and expedite the development of the Company's assets.
- An unbiased evaluation of the performance of the Company's management team, including strengths, weaknesses and recommendations, if any, to enhance the management team or Corporation, in order to improve the chances of this Company achieving its full potential and provide Shareholders the value and return on investment which they deserve.

4. In carrying out its evaluation, the Shareholder Value Committee shall avail itself of independent legal, investment banking and such other third Party advisers, each with no connection to current management, as the Shareholder Value Committee shall determine in its sole discretion;

5. At least one member of the Shareholder Value Committee shall be a director (if any) who was newly elected at the Company's 2007 Annual Meeting of Shareholders.

Why Stockholder is Seeking Your Support and Approval

On May 4th, 2007, the closing stock price of this Company was $1.00.

Please vote 'Yes' in support of this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 8, 2007

The proposal recommends that the board promptly appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team, and study strategic alternatives for the company that are specified in the proposal.

There appears to be some basis for your view that Peregrine may exclude the proposal under rule 14a-8(i)(7), as relating to Peregrine's ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END